        Exhibit 1.01
FORMFACTOR, INC.
Conflict Minerals Report for the Reporting Period from January 1, 2017 to December 31, 2017

1.	Introduction
This Conflict Minerals Report for FormFactor, Inc. (the “Company,” “we,” or “our”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2017 to December 31, 2017.
Certain conflict minerals, as defined in Item 1.01 of Form SD, are necessary to the functionality or production of products manufactured by the Company or contracted by the Company to be manufactured for the Company (“Applicable Products”). Specifically, we conducted an analysis of our Applicable Products and found that small quantities of one or more of the following are necessary to the functionality or production of our Applicable Products: cassiterite (for tin), wolframite (for tungsten), columbite-tantalite (for tantalum), and gold ore (collectively referred to as “3TG Minerals”). Based on our reasonable country of origin inquiry for the reporting period that is the subject of this Conflict Minerals Report, we have reason to believe that some of the necessary 3TG Minerals in products we manufactured, or components of our products that are manufactured by third parties, may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country”).
We sell and support products that enable the testing of semiconductors. Our products are used to test semiconductors during design and engineering, and during volume production. By utilizing our products, semiconductor companies can reduce their use of resources by determining faults in design or manufacturing earlier in their processes. For example, some of the semiconductor devices or “die” on a finished wafer are often defective. When a semiconductor manufacturer uses our products to identify faulty items earlier, they can avoid wasting materials on the further manufacturing or packaging of those items.
We retained a nationally recognized consultant specialized in helping companies perform country of origin inquiries regarding the source of 3TG Minerals to support our compliance program.

2.	Reasonable Country of Origin Inquiry
The Company conducted a good faith reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether any of the necessary 3TG Minerals contained in the Applicable Products originated in the Democratic Republic of the Congo or an adjoining country, or were from recycled or scrap sources.
We do not purchase any necessary 3TG Minerals directly from miners, smelters or refiners, and there can be many levels of suppliers between us and the smelters, mines or locations of origin of our necessary 3TG Minerals. Our RCOI was directed to suppliers identified as reasonably likely to have provided us with materials, parts or components that contained necessary 3TG Minerals (collectively, “3TG Suppliers”).
Activities described herein were conducted by us directly, or by us through our consultant acting on our instructions and behalf. To perform our RCOI, we submitted time sensitive correspondence to our 3TG Suppliers requesting that they complete and return to us a completed Conflict Minerals Reporting Template version 4.01 or higher (“CMRT”), developed by the Responsible Minerals Initiative (“RMI”), formerly known as the Conflict-Free Sourcing Initiative, to report on their use and supply to us of items containing 3TG Minerals in 2017. We also requested that many of our second-tier suppliers, i.e., the manufacturers of items we purchase through distributors, complete and return to us a CMRT. Many of the 3TG Suppliers promptly responded. We followed-up with non-responsive suppliers a second time or more. We reviewed, categorized and assessed the responses.
As of May 17, 2018, we had received responses from 3TG Suppliers representing over 88% of our suppliers of the Applicable Products, and representing over 97% of the total dollars spent with 3TG Suppliers. The majority of responding 3TG Suppliers asserted that the 3TG Minerals used in the items supplied by them to us did not originate in the Covered Countries. Certain of the remaining 3TG Suppliers indicated that they knew or had reason to believe that some of the items they supplied to us during the reporting period contained necessary 3TG Minerals that originated or may have originated in the Covered Countries, and knew or had reason to believe that those necessary 3TG Minerals may not have been from recycled or scrap sources. We, therefore, determined that we have reason to believe that some of the necessary 3TG Minerals contained in our Applicable Products may have originated in the Covered

Countries and may not be from recycled or scrap sources. Because of that determination, we conducted the due diligence described under the heading “Due Diligence” below.

3.	Due Diligence
This section of our Conflict Minerals Report describes the due diligence process that we undertook concerning the source of the necessary 3TG Minerals in our Applicable Products.
Design of Due Diligence
Our due diligence measures were designed to conform, in all materials respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for 3TG Minerals, Third Edition, 2016.
Due Diligence Measures Performed

1.
OECD Step #1: Establish and Maintain Strong Company Management Systems. We took several steps to implement internal management and compliance systems relevant to the sourcing of necessary 3TG Minerals, including the following:

1.1.
We have a 3TG Minerals Policy, which is publicly available on our company website under Investor Relations-Corporate Governance. The content of any website referred to in this Conflict Minerals Report is not incorporated by reference in this Conflict Minerals Report.

1.3	A working group comprised of representatives of our purchasing, compliance, and other functions oversaw and implemented our due diligence procedures.

1.4.
We sent our 3TG Suppliers registration instructions for an on-line data collection platform specifically designed for conflict minerals information, along with links to informational tools relating to conflict minerals compliance. If, after these efforts, a supplier did not register on the on-line data collection platform or otherwise provide the requested information, we initiated a follow-up process that used several means of engagement.

1.5.
Supplier responses were evaluated for plausibility, consistency and omissions, and to determine which called for further engagement to address responses considered to have appreciably inconsistent or incomplete information relative to the products or materials the supplier provided to us. This led to telephone calls or additional correspondence requests for additional or improved responses. We also analyzed their further responses.

1.6	If we noted any of the following quality control “flags,” we contacted the responding supplier for additional information:

a.	Smelter or refiner information was not provided for a conflict mineral that is used by us or smelter or refiner information that was provided was not a verified conflict mineral processor;

b.	The supplier confirmed that it sourced conflict minerals from a Covered Country but none of the smelters or refiners listed in the response is known to be sourced from the region;

c.	The supplier indicated that it had not received data for each conflict mineral from its relevant suppliers;

e.	The supplier indicated that it had not provided all applicable smelter or refiner information received; or

f.
The supplier indicated that all of the conflict minerals for products covered by its response originated from scrap or recycled sources but one or more smelters or refiners listed in its response is not known to be exclusively a recycler.

1.7.
For any direct supplier, and certain second tier suppliers who named smelters or refiners and indicated that those smelters or refiners may have processed conflict minerals from the Covered Countries, the CMRT requested additional information regarding such supplier’s conflict minerals policies and due diligence processes.

1.8.
As suppliers provided information, a series of validation checks were performed to ensure at least the minimum information was supplied, followed by the use of scoring and consistency algorithms to identify those requiring follow-up for additional information.

2.	OECD Step #2: Identify and Assess Risks In The Supply Chain. We took several steps to identify and assess risks in our supply chain relevant to 3TG Minerals, including the following:

2.1.
For the supplier responses that included information about the smelters or refiners in their supply chains, we compared the names to the list of smelters and refiners identified by the RMI as part of its conformant smelters and refiners program and included on the RMI website. As a result of this review, we were able to categorize the smelters and refiners and determine which were certified as having complied with internationally accepted audit standards on their due diligence procedures.

2.2.	With respect to smelters or refiners that were not certified by an independent auditing program, we requested information on the practices of these smelters.

3.	OECD Step #3: Design and Implement a Strategy To Respond To Identified Risks. We took several steps to design and implement a strategy to respond to identified risks, including the following:

3.1.	We used the information about smelters and refiners and their compliance status to identify steps we can take to respond to future risks.

3.2.
By referring 3TG Suppliers to educational resources emphasizing the purposes of our conflict minerals program, we intended to influence the behavior of 3TG Suppliers who source from smelters or refiners that are not certified conflict-free. We also intended for our processes to encourage our 3TG Suppliers, among other things, to have their own policies in place regarding the responsible sourcing of 3TG Minerals, and particularly towards avoiding the use of 3TG Minerals that originate or are sourced from the Covered Countries in a manner that benefits or finances armed groups.

4.
OECD Step #4: Carry Out Independent Third-Party Audits of Smelters/Refiner’s Due Diligence Practices. We do not have direct relationships with smelters or refiners of 3TG Minerals, and the quantities of our necessary 3TG Minerals are relatively small. We are also a relatively small organization. Consequently, we do not carry out audits of smelters or refiners. For our circumstances, we believe that audits conducted by third-parties are the best way to identify smelters and refiners that have due diligence systems in place that promote responsible sourcing.

5.
OECD Step #5: Report Annually on Supply Chain Due Diligence. We report annually by making this Conflict Minerals Report publicly available on our website at http://investors.formfactor.com/sec.cfm, and filing with the SEC.

4.	Results of Review

1.
Countries of Origin of Our Necessary 3TG Minerals. Despite our efforts and engagement with our 3TG Suppliers, we do not have sufficient information to determine definitively the countries of origin of the necessary 3TG Minerals in our products, and are unable to disclose the countries of origin of the necessary 3TG Minerals in our products during the reporting period. Approximately 94% of our direct suppliers of Applicable Products who completed the CMRT identified some or all of the names of the smelters and refiners in their supply chains. Collectively, they identified an aggregate of 918 smelters and refiners with respect to their supply chains. Over 20% of the smelters and refiners named received conformant designations from the RMI.

2. Smelters or Refiners Used to Process Our Necessary 3TG. Based on the information provided by our 3TG Suppliers, we were not able to definitely determine the specific smelters and refiners that processed the actual 3TG Minerals that were used in the manufacturing of particular items provided to us from those 3TG Suppliers during the reporting period.
5. Steps to Mitigate Risk and Improve Due Diligence. We have identified steps, which we are taking or intend to take, to further mitigate the risk that the sourcing of our necessary 3TG Minerals benefit or finance armed groups, and to improve our due diligence, including:

a.	Monitor industry trends and expert analyses to help identify and implement improvements;

b.
Work to improve the due diligence we conduct to obtain more complete and reliable information about the sourcing of our necessary 3TG Minerals, and whether our sourcing may benefit or finance armed groups in the Covered Countries;

c.
Continue to engage with our 3TG Suppliers and encourage them to obtain further responses from their suppliers and to provide appropriate detailed information to support our compliance with reporting requirements; and

d.	Require our suppliers, to the extent reasonably possible, to regularly complete the CMRT, or make similar confirmations, about their efforts regarding the responsible sourcing of 3TG Minerals.

6. Forward Looking Statements. Certain statements contained in this Conflict Minerals Report, including those made under the “Steps to Mitigate Risk and Improve Due Diligence” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance relating to our use of 3TG Minerals include (1) our ability to qualify new suppliers of parts, components or assemblies in a timely manner such that our deliveries to customers are not adversely impacted, (2) the responsible sourcing of 3TG Minerals in our supply chain by our direct and indirect suppliers and (3) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG Minerals contained in our supply chain. For a more comprehensive statement of factors that can adversely affect our business, please see those described under the heading “Risk Factors” in our Annual Report on Form 10-K for the 2017 fiscal year, and other SEC filings. The content of our Annual Report on Form 10-K or other SEC filings referred to in this Conflict Minerals Report are not incorporated by reference in this Conflict Minerals Report.